Exhibit 99.1

Scotiabank Releases Revised Q4 2019 Supplementary Financial Information Package Reflecting Previously Announced Business Realignment

TORONTO, Jan. 20, 2020 /CNW/ - Scotiabank has released a revised Q4 2019 Supplementary Financial Information Package to reflect the Bank's establishment of Global Wealth Management as a distinct business line effective November 1, 2019.

The Bank will now publish financial information across five distinct business segments including:

  Canadian Banking (excluding Canadian Wealth Management);
  International Banking (excluding International Wealth Management);
  Global Wealth Management (including Canadian Wealth Management and International Wealth Management);
  Global Banking and Markets; and
  Other

The pages in the Supplementary Financial Information Package impacted by the establishment of Global Wealth Management as a distinct business line are summarized in the Notes section. In addition, the Bank has also added some key information relating to the Global Banking and Markets Latin America operations on page 27.

The Revised Supplementary Financial Information Package can be found on the Investor Relations page of http://www.scotiabank.com.

About Scotiabank

Scotiabank is a leading bank in the Americas. We are here for every future. We help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 100,000 employees and assets of over $1 trillion (as at October 31, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For media enquiries only: Clancy Zeifman, Global Communications, Scotiabank, clancy.zeifman@scotiabank.com, PH: (416) 933-1864; For investor enquiries only: Philip Smith, Investor Relations, Scotiabank, philip.smith@scotiabank.com, PH: (416) 863-2866

CO: Scotiabank

CNW 16:30e 20-JAN-20